Stradley Ronon Stevens & Young, LLP

191 N. Wacker Drive

Suite 1601

Chicago, IL 60606-1615

Telephone 312-964-3500

Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

March 30, 2017

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Waddell & Reed Advisors Funds
(File Nos. 333-082447 and 811-09435)
Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Mr. O’Connor:

The following are responses to the comments you provided on March 27, 2017, regarding the preliminary proxy statement for Waddell & Reed Advisors Funds (the “Trust,” with each series thereof, a “Fund”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on March 15, 2017 (SEC Accession No. 0001193125-17-082956). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Proxy Statement.

1.	Comment:	Has the Board of Directors determined that one of the members of the Audit Committee is an “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K under the Securities Act of 1933? If so, please identify him.

	Response:	The Board has determined that three members of the Audit Committee – Mr. Edward Tighe, Mr. Jarold Boettcher and Mr. James Gressett – have the attributes of an audit committee financial experts. The disclosure regarding the Audit Committee in the proxy statement has been amended to indicate as such:

Audit Committee. The Audit Committee serves as an independent and objective party to monitor the Trust’s accounting policies, financial reporting and internal control system, as well as the work of the Trust’s independent registered public accounting firm. The Committee also serves to provide an open avenue of communication among the Trust’s independent registered public accounting firm, the internal accounting staff of Waddell & Reed Financial, Inc. (“Waddell & Reed”) and the Board. The Audit Committee consists of Edward M. Tighe (Chair), Jarold W. Boettcher, James M. Concannon, John A. Dillingham and James D. Gressett. The Board has determined that each of Messrs. Tighe,

Mr. O’Connor

U.S. Securities and Exchange Commission

March 30, 2017

Boettcher and Gressett have the attributes of an audit committee financial expert, as such term is defined in the federal securities laws. (The identification of a person as having the attributes of an audit committee financial expert does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Audit Committee and the Board in the absence of such identification.) During the fiscal year ended September 30, 2016, the Audit Committee met four times.

2.	Comment:	Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending.

	Response:	The Trust confirms that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and that none are pending.

3.	Comment:	Please clarify whether the Board has a formal diversity policy in connection with the nomination of Trustees.

	Response:	The Board has not adopted a formal diversity policy; however, the Board considers numerous factors of each Trustee candidate, including his or her background and experience, which overall contribute to the diversity of the Board. The Trust will amend the relevant disclosure to clarify this point, as follows:

“The Governance Committee reviews the background and the educational, business and professional experience of candidates and the candidates’ expected contributions to the Board. Although the Board has not adopted a formal diversity policy, the Board nevertheless believes that the different perspectives, viewpoints, professional experience, education, and individual qualities of each director contribute to the Board’s diversity of experiences and bring a variety of complementary skills. It is the Trustees’ belief that this allows the Board, as a whole, to oversee the business of the Trust in a manner consistent with the best interests of the Funds’ shareholders.”

4.	Comment:	With respect to the form of proxy card included with the preliminary proxy statement, please confirm that each shareholder will receive a separate card for each Fund that they own.

	Response:	The Trust confirms that each shareholder will receive a separate proxy card for each Fund that they own (thereby allowing investors to vote in favor of certain proposals for one Fund but not for another, should they choose to vote in such a manner.)

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We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at 312-964-3505.

Sincerely,

/s/	Mark R. Greer
Mark R. Greer

cc: Jennifer Dulski, Esq.

      Alan P. Goldberg, Esq.